Exhibit 99.1

Traffix, Inc. Reports Third Quarter 2007 Results
Monday October 15, 8:30 am ET

Board Declares Dividend of $0.08 Per Share

PEARL RIVER, N.Y.--(BUSINESS WIRE)--Traffix, Inc. -- (NASDAQ:TRFX - News), a premier interactive media company, today reported results for the third quarter ended August 31, 2007.

Net Revenue for the quarter was $25.7 million, representing an increase of $6.0 million, or 31.0%, when compared to net revenue of $19.7 million for the third quarter of fiscal 2006. Income from operations for the quarter was $1.63 million, representing a 2.0% decline when compared to income from operations of $1.67 million for the third quarter of fiscal 2006. Adjusted-EBITDA (1) for the quarter was $2.3 million, representing no change from the third quarter of fiscal 2006. Net income for the quarter was $847,000, or $0.06 per diluted share, compared to net income of $842,000, or $0.06 per diluted share, in the third quarter of 2006.

On a sequential basis, net revenue for the quarter was $25.7 million, representing an increase of $5.9 million, or 30.0%, when compared to net revenue of $19.8 million in the second quarter of fiscal 2007. Income from operations for the quarter was $1.63 million, representing a sequential increase of approximately $0.53 million, or 48%, when compared to $1.10 million in second quarter fiscal 2007 income from operations. Adjusted-EBITDA for the quarter was $2.3 million, representing an approximate sequential increase of $0.6 million, or 34.0%, when compared to Adjusted-EBITDA of $1.7 million in the second quarter of fiscal 2007. Net income for the quarter was $847,000, or $0.06 per diluted share, compared to net income of $764,000, or $0.05 per diluted share in the second quarter of fiscal 2007.

The Company further reported that the significant increase in net revenues reported for the quarter, when compared to both the third quarter of fiscal 2006 and the second quarter of fiscal 2007, were attributable primarily to sales made in the Company's search engine marketing and affiliate marketing sectors, both of which generate gross margins at rates significantly lower than the other sectors in which the Company operates, thereby explaining why the Company did not recognize increases in the other financial categories reported above at comparable rates.

Jeffrey L Schwartz, Chairman and Chief Executive Officer of Traffix, stated; "Traffix delivered a strong quarter on a sequential basis, with all of our divisions contributing growth. Both we and New Motion anticipate closing our announced merger between the end of 2007 and the beginning of 2008. Combined with New Motion, we are confident we can be one of the most exciting, innovative companies in digital and mobile media. The Traffix team will continue to do what it does best and support the overall growth of the new entity. During the third quarter, our marketing relationship with New Motion was responsible for generating approximately $5.5 million, or 21% of our consolidated revenues."

Mr. Schwartz concluded, "At long last we have found the strategic combination for our shareholders that we believe will give us the vision and scale that we need to bring our operations to the next plateau. Management will continue to be vigilant stewards of our Company's assets, while always looking to the horizon for the next 'New, New Thing'".

The Company reported that the Board of Directors declared a dividend of $.08 per share to shareholders of record as of November 1, 2007, payable on or about November 10, 2007.

About Traffix, Inc.:

Traffix, Inc. is a premier interactive media company that develops its own content and builds communities tailored to consumers' specific interests and lifestyles. Its full solution marketing services group delivers media, analytics and results to third parties through its four business groups:

1 Traffix (http://www.traffixinc.com) offers marketers brand and performance based distribution solutions though the Traffix network of entertaining web destinations, via its proprietary ad-serving optimization technology.

2 SendTraffic (http://www.sendtraffic.com) is a performance focused, search engine marketing firm focused on building online presence, optimizing marketing expenditures and retaining customers.

3 Hot Rocket Marketing (http://www.hotrocketinc.com) is an online direct-response media firm servicing advertisers, publishers and agencies by leveraging vast online inventory across sites, networks, search engines and email to drive users to client web properties, generating qualified leads, registrations and sales.

4 mxFocus (http://www.mxfocus.com) develops and distributes content and services for mobile phones and devices and provides interactive mobile media solutions for advertisers, marketers and content providers.

For more information about Traffix, Inc., visit the website at www.traffixinc.com.

This release contains certain forward-looking statements and information relating to Traffix that are based on the beliefs of Traffix's management, as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of the Company with respect to future events including estimates and projections about Traffix's business based on certain assumptions of Traffix's management, including those described in this Release. These statements are not guarantees of future performance and involve risk and uncertainties that are difficult to predict, including changes in demand for the Company's services and products, changes in technology and the regulatory environment affecting the Company's business, and difficulties encountered in the integration of acquired businesses. Should one or more of these underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

You may register to receive Traffix's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(1) Adjusted-EBITDA is defined as GAAP (Generally Accepted Accounting Principles) Income from Operations before depreciation, amortization and stock-based compensation. Please see the attached schedule for a reconciliation of Adjusted-EBITDA to GAAP Income from Operations, and a discussion of why the Company believes Adjusted-EBITDA is a useful financial measure to investors and how Company management uses this financial measure.

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	August 31,	November
	2007	30, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,722,854	$8,972,197
Marketable securities	20,676,309	21,433,775
Accounts receivable, trade, net of
allowance for doubtful accounts of
$813,269 at August 31, 2007 and $1,079,661
at November 30, 2006	10,072,841	8,975,402
Deferred income taxes	266,047	451,909

Prepaid expenses and other current assets
	643,132	957,674

Total current assets	40,381,183	40,790,957

Property and equipment, net	1,807,988	1,965,183
Goodwill	9,942,601	7,913,007
Other intangibles, net	2,577,256	1,210,257
Deferred income taxes	1,151,446	846,223

Total assets	$55,860,474	$52,725,627

Liabilities

Current liabilities:
Accounts payable	$5,426,845	$4,692,374
Accrued expenses	3,234,173	3,831,223
Due to related parties	-	90,000
Income taxes payable	760,753	470,000

Total liabilities	9,421,771	9,083,597

Minority interest	-	313,637

Commitments and contingencies
Shareholders' equity
Preferred stock - $.001 par value; 1,000,000
shares authorized; none issued and
outstanding	-	-
Common stock - $.001 par value; authorized
50,000,000 shares; issued and outstanding
15,130,910 shares and 14,365,671 shares,
respectively	15,130	14,365
Additional paid-in capital	45,166,822	42,286,760
Retained earnings	-	-
Accumulated other comprehensive income	1,256,751	1,027,268

Total shareholders' equity	46,438,703	43,328,393

Total liabilities and shareholders'
equity	$55,860,474	$52,725,627

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2007	2006	2007	2006
Net revenue	$25,734,028	$19,698,883	$63,568,699	$55,685,827
Cost of revenue	18,807,982	12,576,905	44,267,516	35,407,074

GROSS PROFIT	6,926,136	7,121,978	19,301,183	20,278,753

Selling expenses	947,976	1,473,299	3,209,383	4,683,465
General and
administrative
expenses	4,409,013	3,899,851	12,443,786	11,982,007
Bad debt
(recapture)
expense	(62,152)	80,028	(90,003)	174,340

INCOME FROM
OPERATIONS	1,631,299	1,668,800	3,738,017	3,438,941

Other income
(expense):
Interest income
and dividends	288,171	277,972	862,998	774,344
Realized gains
(losses) on
marketable
securities	9,177	12,854	45,831	(5,498)
Other non-
operating
income(expense)	1,970	(3,005)	2,647	(25,356)
Minority interest
in income of
Consolidated
subsidiary	-	(144,000)	(48,000)	(432,000)

INCOME BEFORE
PROVISION FOR
INCOME TAXES	1,930,617	1,812,621	4,601,493	3,750,431

Provision for
income taxes	1,082,755	970,573	2,310,529	1,848,704

NET INCOME	$847,862	$842,048	$2,290,964	$1,901,727

Basic earnings per
share:
Net income	$0.06	$0.06	$0.15	$0.13

Weighted average
shares outstanding	15,046,108	14,359,171	14,798,507	14,286,215

Diluted earnings
per share:
Net income	$0.06	$0.06	$0.15	$0.13

Weighted average
shares outstanding	15,155,860	14,547,567	15,057,786	14,483,124

Cash dividends
declared per
common share	$0.08	$0.08	$0.16	$0.16

	August 31,	November 30,
	2007	2006
Working Capital	$30,959,412	$31,707,360
Current Ratio	$4.29	$4.49
Combined Cash and Marketable Securities	$29,399,163	$30,405,972
Common Stock Issued and Outstanding	15,130,910	14,365,671
Tangible Book Value	$2.24	$2.38
Combined Cash and Marketable Securities
per share	$1.94	$2.12

Other Unaudited Operations Data
for the periods presented:

	Three months ended

	August 31,	August 31,
	2007	2006
Adjusted-EBITDA:
Income from Operations	$1,631,299	$1,668,800
Add:
Depreciation and amortization	550,986	577,259
Stock-based compensation	82,714	115,725

Adjusted-EBITDA	$2,264,999	$2,341,784

	Nine months ended

	August 31,	August 31,
	2007	2006
Adjusted-EBITDA:
Income from Operations	$3,738,017	$3,438,941
Add:
Depreciation and amortization	1,588,541	1,710,832
Stock-based compensation	241,675	589,060

Adjusted-EBITDA	$5,568,233	$5,738,833

Note 1 - "Adjusted-EBITDA" (earnings before interest, taxes, depreciation, amortization, and stock-based compensation) included in this press release is a non-GAAP financial measure.

Adjusted-EBITDA, as defined above, may not be similar to Adjusted-EBITDA measures used by other companies and is not a measurement under GAAP. Management believes that Adjusted-EBITDA provides useful information to investors about the Company's performance because it eliminates the effects of period-to-period changes in costs associated with capital investments, income from interest on the Company's cash and marketable securities, and stock-based compensation which are not directly attributable to the underlying performance of the Company's business operations.

Though management finds Adjusted-EBITDA useful for evaluating aspects of the Company's business, its reliance on this measure is limited because excluded items often have a material effect on the Company's earnings and earnings per common share calculated in accordance with GAAP. Nevertheless, the Company prefers to allow investors to have this supplemental metric since, with a reconciliation to GAAP, it may provide greater insight into the Company's financial results.

Contact:
Traffix, Inc.
Daniel Harvey, 845-620-1212 ext. 231
CFO
danh@traffixinc.com
or
KCSA
David Burke/Marybeth Csaby
212-896-1258/212-896-1236
dburke@kcsa.com/mcsaby@kcsa.com
http://www.kcsa.com